UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

Contacts:

Tracy Rawa
Investor Relations
Creo Products Inc.
Tel: +1.604.451.2700
Email: IR@creo.com

Rochelle van Halm
Media Relations
Tel: +1.604.451.2700
Email: rvanhalm@creo.com

www.creo.com

FOR IMMEDIATE RELEASE

Creo Named One of British Columbia's Top Technology Companies

Vancouver, BC CANADA (November 7, 2001) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE), is British Columbia's second largest technology company according to the T-Net 100 List published today. The list ranks by revenues the 100 largest private and publicly traded technology companies based in the province. With fiscal 2000 revenues of $675 million, Creo ranked #2 on the list after 360networks ($761 million). PMC Sierra ranked third with revenues of $638 million. Creo revenues increased 154% from 1999, when it ranked as the province's fifth largest technology company.

Creo employs 4100 people worldwide - about 1200 in the British Columbia headquarters. The company's principal operating division - CreoScitex - is a world leader in creating solutions for the graphic arts industry. The CreoScitex team manufactures more than 300 products including digital photography equipment; inkjet proofers; thermal imaging devices for film, plates and proofs; color and copydot scanning systems; and creative and prepress workflow software. CreoScitex also supplies on-press imaging technology, components for digital offset presses, and color servers for high-speed, print-on-demand digital printers.

"Creo was founded in Burnaby in 1983. Today - nearly twenty years later - we are a thriving global company but our headquarters remain in British Columbia," says Amos Michelson, Chief Executive Officer, Creo. "We have always been able to attract excellent local talent and we believe that our B.C. roots give us a truly unique advantage in our industry." Michelson has been with the company since 1995 and was the driving force behind taking Creo public on the TSE and NASDAQ in 1999.

Creo has been named one of the 50 best ethical stocks for Canadians and one of the country's top employers. Over the years, Creo has been honored many times for outstanding achievement in export excellence, technology innovation, business excellence and entrepreneurship.

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About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

Creo, the Creo logo, CreoScitex, and the CreoScitex logo, are registered trademarks or trademarks of Creo Products Inc. Other products may be the registered trademarks or trademarks of their respective companies.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: November 7, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary